Exhibit 2.2

First Amendment to Merger Agreement

This First Amendment to Merger Agreement (this “Amendment”), dated as of May 10, 2017, is entered into by and among (i) Pacific Special Acquisition Corp., a British Virgin Islands business company with limited liability (the “Purchaser”), (ii) Zhengqi International Holding Limited, a company incorporated in the British Virgin Islands, in the capacity under the Agreement (as defined below) as the Purchaser Representative (the “Purchaser Representative”), (iii) Zhengdong Zou, in the capacity under the Agreement as the Seller Representative (the “Seller Representative”), and (iv) Borqs International Holding Corp, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”).

Whereas, Purchaser, the Company, the Purchaser Representative, the Seller Representative, PAAC Merger Subsidiary Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), and, for limited purposes thereof, Zhengqi International Holding Limited, a business company incorporated in the British Virgin Islands with limited liability (“Sponsor”), are parties to that certain Merger Agreement, dated as of December 27, 2016 (the “Agreement”);

Whereas, Purchaser, the Company, the Purchaser Representative, and the Seller Representative desire to amend the Agreement on the terms and conditions set forth herein;

Whereas, Section 10.9 of the Agreement provides that the Agreement may be amended by authorized action of Purchaser, the Company, the Purchaser Representative, and the Seller Representative; and

Whereas, contemporaneously with the execution and delivery of this Amendment, the Purchaser and the Sponsor are entering into a Backstop and Subscription Agreement (the “Backstop Agreement”).

Now, Therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.             Definitions. Capitalized terms used and not otherwise defined herein (including in the recitals hereto) shall have the meanings assigned to them in the Agreement.

2.            Amendments

a.       Section 11.1 of the Agreement is hereby amended as follows:

i.            The term “Adjusted Net Income” is inserted and defined as follows:

“Adjusted Net Income” means an amount equal to Net Income, as adjusted to exclude the following amounts:

(i)	Any extraordinary or non-recurring gains and losses (such as, but not limited to, gains and losses from a sale of a business or equipment or other asset outside of the ordinary course).

(ii)	(A) Transaction Expenses, Purchaser Expenses, and Deferred Expenses and (B) non-cash expenses incurred by the Purchaser or Merger Sub at the Closing directly relating to the assumption of the Assumed Options pursuant to Section 1.8(e).

ii.           The term “Backstop Guarantee Escrow Share Amount” is inserted and defined as follows:

“Backstop Guarantee Escrow Share Amount” means the following portion of the Guarantee Escrow Shares:

(i)	if the Adjusted Net Income is less than the Net Income Floor, then 100% of the Guarantee Escrow Shares;

(ii)	if the Adjusted Net Income is greater than the Net Income Target, then zero (0); and

(iii)	if the Adjusted Net Income is greater than the Net Income Floor but less than the Net Income Target, a percentage of the Guarantee Escrow Shares equal to the difference between (A) one hundred percent (100%) and (B) the Partial Net Income Achievement Percentage.

iii.         The definition of “Base Merger Consideration” is deleted in its entirety and replaced with the following:

“Base Merger Consideration” means Two Hundred and Seventy Million U.S. Dollars ($270,000,000).

iv.         The term “Borqs Guarantee Escrow Share Amount” is inserted and defined as follows:

“Borqs Guarantee Escrow Share Amount” means the following portion of the Guarantee Escrow Shares:

(i)	if the Adjusted Net Income is less than the Net Income Floor, then zero (0);

(ii)	if the Adjusted Net Income is greater than the Net Income Target, then 100% of the Guarantee Escrow Shares; and

(iii)	if the Adjusted Net Income is greater than the Net Income Floor but less than the Net Income Target, a percentage of the Guarantee Escrow Shares equal to the Partial Net Income Achievement Percentage."

v.          The term “Borqs Net Income Escrow Share Amount” is inserted and defined as follows:

“Borqs Net Income Escrow Share Amount” means the following portion of the Net Income Escrow Shares:

(i)	if the Adjusted Net Income is less than the Net Income Floor, then zero (0);

(ii)	if the Adjusted Net Income is greater than the Net Income Target, then 100% of the Net Income Escrow Shares; and

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(iii)	if the Adjusted Net Income is greater than the Net Income Floor but less than the Net Income Target, a percentage of the Net Income Escrow Shares equal to the Partial Net Income Achievement Percentage.

vi.         The term “Earnout Period” is inserted and defined as follows:

“Earnout Period” means the 12 month period beginning July 1, 2017 and ending June 30, 2018.

vii.        The term “Guarantee Escrow Share Amount” is inserted and defined as follows:

“Guarantee Escrow Share Amount” means a total number of Purchaser Ordinary Shares equal to 2,352,285.

viii.        The term “Minimum Earnout Shares” is inserted and defined as follows:

“Minimum Earnout Shares” means a total number of Purchaser Ordinary Shares equal to 2,352,285.

ix.          The definition of “Net Income” is inserted and defined as follows:

“Net Income” means consolidated net income of Purchaser and its Subsidiaries for the Earnout Period, determined in accordance with the Accounting Principles (but without giving effect to the last sentence of the definition of Accounting Principles in Section 11.1).

x.           The term “Net Income Escrow Share Amount” is inserted and defined as follows:

“Net Income Escrow Share Amount” means a total number of Purchaser Ordinary Shares equal to the greater of (a) zero (0) and (b) the difference of (i) the Total Available Earnout Shares less (ii) the Guarantee Escrow Share Amount.

xi.          The term “Net Income Floor” is inserted and defined as follows:

“Net Income Floor” means $18,000,000.00, in U.S. Dollars.

xii.         The term “Net Income Target” is inserted and defined as follows:

“Net Income Target” means $20,000,000.00, in U.S. Dollars.

xiii.        The term “Partial Net Income Achievement Percentage” is inserted and defined as follows:

“Partial Net Income Achievement Percentage” means a percentage, not less than zero percent (0%) and not greater than one hundred percent (100%), equal to the quotient obtained by dividing (i) the difference of (A) Adjusted Net Income less (B) the Net Income Floor by (ii) $2,000,000.00 in U.S. Dollars

xiv.        The term “Total Available Earnout Shares” is inserted and defined as follows:

“Total Available Earnout Shares” means a total number of Purchaser Ordinary Shares equal to the lesser of (i) the sum of (a) the Minimum Earnout Shares plus (b) a number of Purchaser Ordinary Shares equal to the product obtained by multiplying (I) the Trust Account Excess by (II) 0.0445931045, and (ii) 3,846,154.

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xv.         The term “Trust Account Excess” is inserted and defined as follows:

“Trust Account Excess” means an amount, in U.S. Dollars, equal to, immediately prior to the Closing (and after taking into account payments for the Redemption), the greater of (i) zero (0) and (ii) the following:

(a)         the funds, in U.S. Dollars, if any, remaining in the Trust Account, plus

(b)         the proceeds, in U.S. Dollars, if any, received by the Purchaser from the PIPE Investment, including pursuant to sales of any Backstop Shares (as defined in the Backstop Agreement) purchased by the Sponsor (and/or any assignee of Sponsor under the Backstop Agreement) under the Backstop Agreement, less

(c)         Twenty-Four Million U.S. Dollars ($24,000,000).

b.      Section 1.14 of the Agreement is hereby amended and replaced to read in its entirety as follows:

“1.14 Escrow.

(a)         At or prior to the Closing, the Purchaser Representative, the Seller Representative and an escrow agent mutually acceptable to the Company and the Purchaser, acting reasonably (the “Escrow Agent”), shall enter into one or more Escrow Agreements, effective as of the Effective Time, in form and substance reasonably satisfactory to the Parties (each, an “Escrow Agreement”), pursuant to which the Purchaser shall (i) issue to the Escrow Agent four percent (4%) of the number of Merger Consideration Shares equal to (A) the Merger Consideration Shares less (B) the Guarantee Escrow Shares less (C) the Net Income Escrow Shares (if any) (such resulting Merger Consideration Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Indemnity Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Indemnity Escrow Shares (together with the Indemnity Escrow Shares, the “Indemnity Escrow Property”), by the Escrow Agent in a segregated escrow account (the “Indemnity Escrow Account”) and disbursed therefrom in accordance with the terms of Article VI hereof and such Escrow Agreement applicable to the Indemnity Escrow Shares, (ii) issue to the Escrow Agent a number of Merger Consideration Shares equal to the Guarantee Escrow Share Amount (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Guarantee Escrow Shares”) to be held by the Escrow Agent in a segregated escrow account (the “Guarantee Escrow Account”) and disbursed therefrom in accordance with the terms of Article XII hereof and such Escrow Agreement applicable to the Guarantee Escrow Shares, and (iii) if the Net Income Escrow Share Amount is not zero, issue to the Escrow Agent a number of Merger Consideration Shares equal to the Net Income Escrow Share Amount (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Net Income Escrow Shares”, and together with the Guarantee Escrow Shares and the Indemnity Escrow Shares, the “Escrow Shares”) to be held by the Escrow Agent in a segregated escrow account (the “Net Income Escrow Account” and, the Indemnity Escrow Account, the Guarantee Escrow Account, and the Net Income Escrow Account are collectively referred to herein as the “Escrow Account”) and disbursed therefrom in accordance with the terms of Article XII hereof and such Escrow Agreement applicable to the Net Income Escrow Shares.

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(b)         The Indemnity Escrow Property shall be allocated among and transferred to the Company Shareholders pro rata based on their respective Pro Rata Share. The Indemnity Escrow Property shall serve as a security for, and a source of payment of, the Indemnified Parties’ indemnity rights pursuant to Article VI. Unless otherwise required by Law, all distributions made from the Indemnity Escrow Account shall be treated by the Parties as an adjustment to the number of Merger Consideration Shares received by the Company Shareholders pursuant to Article I hereof.

(c)         The Indemnity Escrow Property shall not be subject to any indemnification claim to the extent made after the date which is eighteen (18) months after the Closing Date (the “Expiration Date”); provided, however, with respect to any indemnification claims made in accordance with Article VI hereof on or prior to the Expiration Date (including those at are revised or adjusted in accordance with Article VI after the Expiration Date) that remain unresolved at the time of the Expiration Date (“Pending Claims”), all or a portion of the Indemnity Escrow Property reasonably necessary to satisfy such Pending Claims (as determined based on the amount of the indemnification claim included in the Claim Notice provided by the Purchaser Representative under Article VI and the Purchaser Share Price as of the Expiration Date) shall remain in the Indemnity Escrow Account until such time as such Pending Claim shall have been finally resolved pursuant to the provisions of Article VI. After the Expiration Date, any Indemnity Escrow Property remaining in the Indemnity Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an Indemnified Party, shall be transferred by the Escrow Agent to the Company Shareholders that have previously delivered the Transmittal Documents to the Surviving Company or the Purchaser in accordance with Section 1.9, with each such Company Shareholder receiving its Pro Rata Share of such Indemnity Escrow Property. Promptly after the final resolution of all Pending Claims and payment of all indemnification obligations in connection therewith, the Escrow Agent shall transfer any Indemnity Escrow Property remaining in the Indemnity Escrow Account to the Company Shareholders that have previously delivered the Transmittal Documents to the Surviving Company or the Purchaser in accordance with Section 1.9, with each such Company Shareholder receiving its Pro Rata Share of such Indemnity Escrow Property.

(d)         The Guarantee Escrow Shares shall be allocated as between the Purchaser (for cancellation in connection with the issuance to the Company Shareholders of the Borqs Guarantee Issued Shares) and the Sponsor (and/or any assignee of Sponsor under the Backstop Agreement) as set forth in Article XII. While the Guarantee Escrow Shares are held in the applicable Escrow Account, the Sponsor shall be entitled to (i) exercise voting rights with respect to such shares, and (ii) receive dividends (if declared) with respect to the Guarantee Escrow Shares (other than those paid in equity securities, which shall be included as part of the Guarantee Escrow Shares). The Parties shall treat the Sponsor as the owner of the Guarantee Escrow Shares for U.S. federal income Tax purposes. Unless otherwise required by applicable Law, all distributions from the Guarantee Escrow Account to the Sponsor shall be treated by the Parties for Tax purposes as adjustment to the basis of the Sponsor’s investment in Purchaser stock. In the event that the Guarantee Escrow Shares are surrendered by the Escrow Agent to the Purchaser, the surrender shall be treated by the parties as a shareholder contribution to capital for the Sponsor for U.S. federal income Tax purposes. The Guarantee Escrow Shares shall not be subject to release except in accordance with applicable Escrow Agreement and the release procedures set forth in Article XII. If all or any portion of the Guarantee Escrow Shares are allocated to the Purchaser for cancellation in connection with the issuance to the Company Shareholders of the Borqs Guarantee Issued Shares in accordance with Article XII, such Guarantee Escrow Shares shall be transferred by the Escrow Agent to the Purchaser by way of surrender or by way of compulsory redemption by the Purchaser for nil consideration (both of which methods are hereby agreed and accepted by all parties hereto and will also be agreed to by the Escrow Agent), and the Purchaser shall cancel such shares and issue the equivalent number of the Borqs Guarantee Issued Shares to the Company Shareholders that have previously delivered the Transmittal Documents to the Surviving Company or the Purchaser in accordance with Section 1.9, with each such Company Shareholder receiving its Pro Rata Share of such shares.

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(e)         The Net Income Escrow Shares, if any, shall be distributed to the Company Shareholders or released to the Purchaser (for the purpose of cancellation), as set forth in Article XII. While the Net Income Escrow Shares are held in the applicable Escrow Account, each Company Shareholder shall, according to such Company Shareholder’s Pro Rata Share of the Net Income Escrow Shares, be entitled to (i) exercise voting rights with respect to such shares and (ii) receive dividends (if declared) with respect to the Net Income Escrow Shares (other than those paid in equity securities, which shall be included as part of the Net Income Escrow Shares). The Parties shall treat the Company Shareholders as the owners of the Net Income Escrow Shares for U.S. federal income Tax purposes. Unless otherwise required by Law, all distributions made from the Net Income Escrow Account shall be treated by the Parties for Tax purposes as an adjustment to the number of Merger Consideration Shares received by the Company Shareholders pursuant to Article I hereof. The Net Income Escrow Shares shall not be subject to release except in accordance with the applicable Escrow Agreement and the release procedures set forth in Article XII. If all or any portion of the Net Income Escrow Shares are allocated to the Company Shareholders in accordance with Article XII, such Net Income Escrow Shares shall be transferred by the Escrow Agent to the Company Shareholders that have previously delivered the Transmittal Documents to the Surviving Company or the Purchaser in accordance with Section 1.9, with each such Company Shareholder receiving its Pro Rata Share of such Net Income Escrow Shares. Any or all portions of the Net Income Escrow Shares that are not allocated to the Company Shareholders in accordance with Article XII shall be returned to the Purchaser by way of surrender or by way of compulsory redemption by the Purchaser for nil consideration (both of which methods are hereby agreed and accepted by all parties hereto and will also be agreed to by the Escrow Agent) and immediately cancelled by the Purchaser in accordance with Article XII.

c.       Section 5.18 of the Agreement is hereby amended to add the following immediately prior to the period at the end of the first sentence thereof: “and (iii) to pay any loans owed by the Purchaser to the Sponsor for any reasonable Expenses, Deferred Expenses or other administrative expenses incurred by the Purchaser”.

d.      Sections 6.3 and 6.4 of the Agreement is hereby amended such that all references to “Escrow Shares” in Section 6.3 and 6.4 shall instead be replaced with references to “Indemnity Escrow Shares”.

e.       Sections 6.2, 6.3 and 6.4 of the Agreement is hereby amended such that all references to “Escrow Property” such sections shall instead be replaced with references to “Indemnity Escrow Property”.

f.       Sections 6.2, 6.3 and 6.4 of the Agreement is hereby amended such that all references to “Escrow Account” such sections shall instead be replaced with references to “Indemnity Escrow Account”.

g.       Sections 7.2 and 7.3 of the Agreement is hereby amended such that all references to “the Escrow Agreement” in such sections shall instead be replaced with references to “one or more Escrow Agreements, either individually or collectively, as the case may be, governing the terms of the (A) Indemnity Escrow Property, (B) the Guarantee Escrow Shares, and (C) the Net Income Escrow Shares”.

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h.      Section 7.2(f) of the Agreement is hereby amended to add after the word “Expenses” on the third line thereof the following: “or payment of any Deferred Expenses or other reasonable administrative expenses incurred by the Purchaser or loans owed by the Purchaser to the Sponsor for any of the foregoing”.

i.        Sections 3.17, 10.14 and 10.15 of the Agreement is hereby amended such that all references to “the Escrow Agreement” in Sections 3.17, 10.14 and 10.15 shall instead be replaced with references to “each of the Escrow Agreements, as may be applicable from time to time”.

j.        A new Article XII is added to the Agreement to read in its entirety as follows:

“ARTICLE XII. EARNOUT

12.1        Earnout Determination Procedures. The Adjusted Net Income and allocation of the Total Available Earnout Shares shall be calculated and determined, and the Total Available Earnout Shares distributed, in the following manner.

(a)         Within ninety (90) days after the end of the Earnout Period, the Purchaser shall, at its expense, prepare and deliver to the Seller Representative and the Purchaser Representative an audited consolidated income statement for the Earnout Period, prepared in accordance with the Accounting Principles and setting forth the Net Income, audited by the Purchaser’s independent auditors (or other independent auditors reasonably acceptable to the Purchaser Representative and the Seller Representative) (the “Earnout Financials”). The Earnout Financials shall be reasonably detailed with appropriate footnotes, including those reasonably necessary to calculate the adjustments to Net Income necessary to determine the Adjusted Net Income.

(b)         Promptly after its receipt of the Earnout Financials, but in any event, within thirty (30) days thereafter, the Seller Representative shall prepare in good faith and deliver to the Purchaser Representative a written statement (the “Earnout Statement”) showing in reasonable detail its calculations, based on the Earnout Financials and this Agreement of (i) the Adjusted Net Income for the Earnout Period and (ii) the resulting (A) Backstop Guarantee Escrow Share Amount, (B) Borqs Guarantee Escrow Share Amount, and (C) Borqs Net Income Escrow Share Amount (collectively, the Backstop Guarantee Escrow Share Amount, the Borqs Guarantee Escrow Share Amount, and the Borqs Net Income Escrow Share Amount are referred to herein as the “Earnout Shares”), in each case, as applicable and if any. The Earnout Statement shall be accompanied by appropriate and reasonable documentation supporting the amounts and number proposed in such statement reasonably sufficient for the Purchaser Representative to verify the information contained therein.

(c)         In the event of any objection by the Purchaser Representative with respect to any of the content or conclusions set forth in the Earnout Statement, the Purchaser Representative shall, within sixty (60) days after its receipt of the Earnout Statement, give written notice to the Seller Representative (with copy to the Purchaser) of such objection showing in reasonable detail the calculation thereof (an “Earnout Dispute Notice”). The Purchaser Representative and the Seller Representative shall thereafter attempt to amicably resolve any disputed items set forth in such Earnout Dispute Notice. If the Purchaser Representative does not timely delivery an Earnout Dispute Notice, then the calculation of the Adjusted Net Income and the Earnout Shares as set forth in the Earnout Statement shall be deemed to have been accepted and shall be final and binding on all parties hereto.

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(d)         If, for any reason, the Purchaser Representative and the Seller Representative cannot resolve any disputed items indicated in an Earnout Dispute Notice within thirty (30) days of the date of delivery of the Earnout Dispute Notice, then such unresolved items shall be resolved at the Purchaser’s expense, by any one of Deloitte Touche Tohmatsu Limited, PricewaterhouseCoopers, Ernst & Young or KPMG or such other internationally recognized accounting firm reasonably acceptable to the Purchaser Representative and the Seller Representative, in each case, that is not the independent auditor for any of Purchaser, the Seller Representative, or Purchaser Representative, and is otherwise reasonably agreed by the Purchaser Representative and the Seller Representative to be independent and impartial, or any other internationally recognized accounting firm reasonably acceptable to the Purchaser Representative and the Seller Representative (the “Referee”).

(e)         The Referee shall issue a written report which shall include a revised Earnout Statement as adjusted (i) pursuant to any resolutions to objections agreed upon by the Purchaser Representative and the Seller Representative and (ii) pursuant to the Referee’s resolution of the unresolved objections. The Referee shall review only those matters specified in the unresolved objections and shall make no changes to the Earnout Statement, except as are required to resolve the unresolved objections. The award of the Referee shall set out the final Earnout Statement, shall be final and binding on all parties hereto, and may be enforced in any court of competent jurisdiction. The parties agree that the procedure set forth in this Section 12.1 for resolving disputes with respect to the Earnout Statement shall be the sole and exclusive method for resolving any such disputes.

(f)          In connection with the preparation and review of the Earnout Statement, and until the final resolution of the Earnout Statement, the Purchaser shall, and shall cause its Subsidiaries and Representatives to, (i) provide the Purchaser Representative and the Seller Representative, and each of their respective authorized Representatives with reasonable access, during normal business hours upon reasonable advance notice, to the relevant books and records for the purposes of the review and objection right contemplated herein and the determination of the Adjusted Net Income and the allocation of the Earnout Shares, the Purchaser’s and its accountants’ work papers, schedules and other supporting data, facilities and employees responsible for the preparation of the Earnout Statement as may reasonably be requested by the Purchaser Representative and/or the Seller Representative; and (ii) otherwise reasonably cooperate with the Purchaser Representative and the Seller Representative, and each of their respective authorized Representatives, including by providing on a timely basis information reasonably necessary in the determination of the calculations and amounts set forth in the Earnout Statement.

12.2         Earnout Release Procedures.

(a)         Promptly (and, in any case, within five (5) Business Days) after the Purchaser Representative and the Seller Representative agree to the Earnout Statement or receive from the Referee its final written report, as applicable, in each case pursuant to Section 12.1, the Purchaser Representative and the Seller Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the applicable Earnout Shares (less any Additional Indemnity Escrow Shares (as defined below)) in accordance with the terms of this Agreement and the applicable Escrow Agreements.

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(b)         If the Company Shareholders are entitled to receive the Borqs Guarantee Escrow Share Amount, the Escrow Agent shall deliver the applicable Guarantee Escrow Shares from the Escrow Account to the Purchaser by way of surrender or by way of compulsory redemption by the Purchaser for nil consideration (both of which methods are hereby agreed and accepted by all parties hereto and will also be agreed to by the Escrow Agent), for cancellation by the Purchaser (which cancellation shall occur within three (3) Business Days after the Purchaser’s receipt of such shares), and the Purchaser shall promptly thereafter (but in any event, within three (3) Business Days after the Purchaser’s receipt of such shares) authorize and issue a number of new Purchaser Ordinary Shares equal to the Borqs Guarantee Escrow Share Amount, with such shares equal and identical in all material respects (including in rights, voting, privileges, and preferences) as the Guarantee Escrow Shares (the “Borqs Guarantee Issued Shares”), to the Company Shareholders; provided, that notwithstanding the foregoing, the Purchaser shall deliver four percent (4%) of the Borqs Guarantee Issued Shares (the “Guarantee Additional Indemnity Escrow Shares”) to the Escrow Agent for deposit in the Indemnity Escrow Account, with such Guarantee Additional Indemnity Escrow Shares being treated and held as Indemnity Escrow Shares in accordance with this Agreement and the Escrow Agreement. The Borqs Guarantee Issued Shares shall be issued to each Company Shareholder that previously delivered the Transmittal Documents to the Surviving Company or the Purchaser in accordance with Section 1.9, with each such Company Shareholder receiving its Pro Rata Share of the Borqs Guarantee Issued Shares (less the Guarantee Additional Indemnity Escrow Shares).

(c)         Notwithstanding anything to the contrary in this Agreement, upon release from the Net Income Escrow Account, the Escrow Agent shall retain four percent (4%) of the Borqs Net Income Escrow Share Amount (the “Net Income Additional Indemnity Escrow Shares” and together with the Guarantee Additional Indemnity Escrow Shares, the “Additional Indemnity Escrow Shares”) and deposit such Net Income Additional Indemnity Escrow Shares in the Indemnity Escrow Account, with such shares being treated and held as Indemnity Escrow Shares in accordance with this Agreement and the Escrow Agreement.

(d)         For the avoidance of doubt, (i) Sponsor (and/or any assignee of Sponsor under the Backstop Agreement) shall receive the Backstop Guarantee Escrow Share Amount, if any, (ii) the Company Shareholders shall receive the Borqs Guarantee Escrow Share Amount (through the Borqs Guarantee Issued Shares from the Purchaser) and the Borqs Net Income Escrow Share Amount, with each Company Shareholder receiving its Pro Rata Share, in each case, less the Additional Indemnity Escrow Shares, and (iii) the portion, if any, of the Net Income Escrow Shares that is not the Borqs Net Income Escrow Share Amount shall be released to the Purchaser by way of surrender or by way of compulsory redemption by the Purchaser for nil consideration (both of which methods are hereby agreed and accepted by all parties hereto and will also be agreed to by the Escrow Agent), and the Purchaser shall immediately cancel such shares.

(e)         The Parties acknowledge and agree that, for Tax purposes, the delivery or issuance of the Earnout Shares (if any) to the Company Shareholders will be treated as an adjustment to the Merger Consideration Shares subject to any portion of such amount payable to the Company Shareholders with respect to the Borqs Guarantee Escrow Share Amount being treated as interest under Section 483 of the Code; provided, however, that for the avoidance of doubt, no interest will be imputed with respect to the Borqs Net Income Escrow Share Amount.

12.3         Future Operations. Following the Closing (including during the Earnout Period), the Purchaser and its Affiliates, including the Target Companies, will be entitled to operate their respective businesses based upon the business requirements of the Purchaser and its Affiliates. Each of the Purchaser and its Affiliates, including the Target Companies, will be permitted, following the Closing (including during the Earnout Period), to make changes at their sole discretion to their operations, organization, personnel, accounting practices and other aspects of their business, including actions that may have an impact on the Adjusted Net Income and the ability of the Company Shareholders to earn the Earnout Shares, and neither the Company Shareholders nor any other Person will have no right to claim the loss of all or any portion of an Earnout Shares or other damages as a result of such decisions; provided, that the Purchaser shall comply with the terms of the Amended Charter.

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12.4         Future Operations. Without limiting Sections 5.13(a) and 5.17(a) hereof, the Parties agree that the Amended Charter will contain, subject to any applicable Law, a provision providing that with respect to any acquisition of a business or entity from a third party during the Earnout Period by Purchaser or its Subsidiaries, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, of any entity or any division thereof, or any material amount of assets outside the ordinary course of business (any of the foregoing, an “Earnout Period Acquisition”): (i) if such Earnout Period Acquisition involves aggregate consideration payable by the Purchaser and its Subsidiaries (in whatever form) in excess of sixty million U.S. dollars ($60,000,000), such Earnout Period Acquisition will need to be approved by at least two-thirds (2/3rds) of the then-serving directors on the Post-Closing Purchaser Board; (ii) the Purchaser will need to notify the Sponsor and the Purchaser Representative about such Earnout Period Acquisition, including the counterparties and the material terms thereof, reasonably in advance of entering into a binding commitment for or consummating such Earnout Period Acquisition, and will keep them reasonably informed as to the status of the potential Earnout Period Acquisition, including any material changes to the price or other material terms thereof; and (iii) prior to entering into a binding commitment for or consummating such Earnout Period Acquisition, if requested by the Sponsor or the Purchaser Representative, the Purchaser will obtain a fairness opinion with respect to such potential Earnout Period Acquisition from an internationally or United States nationally recognized third party valuation expert reasonably acceptable to each of the Purchaser, the Sponsor and the Purchaser Representative.”

3.            Effect of Amendment. The provisions of the Agreement are amended and modified by the provisions of this Amendment. If any provision of the Agreement is materially different from or inconsistent with any provision of this Amendment, the provision of this Amendment shall control, and the provision of the Agreement shall, to the extent of such difference or inconsistency, be disregarded. Except as expressly provided in this Amendment, all of the terms and provisions in the Agreement and the Ancillary Documents are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. For the avoidance of doubt, and notwithstanding anything in this Amendment, to the extent any of the provisions of this Amendment, or any of the matters contemplated hereby, conflict with, or require (or are subject to) disclosure by the Company, the Purchaser or Merger Sub pursuant to the Agreement, or if any such non-disclosure or any other term of this Amendment would constitute an inaccuracy or breach of any of the representations, warranties or covenants of the Company, the Purchaser or Merger Sub in the Agreement, such conflict, requirement or breach is hereby waived.

4.            Single Agreement. This Amendment and the Agreement, as amended and modified by the provisions of this Amendment, shall constitute and shall be construed as a single agreement. The provisions of the Agreement, as amended and modified by the provisions of this Amendment, are incorporated herein by this reference and are ratified and affirmed. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby.

5.             Entire Agreement. The Agreement, as amended and modified by this Amendment, and the documents or instruments referenced herein, including the Backstop Agreement to the extent incorporated herein, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

6.             Miscellaneous. Sections 10.1 through 10.10, 10.12 and 10.13 of the Agreement are hereby incorporated herein by reference and apply to this Amendment as if all references to the “Agreement” contained therein were instead references to this Amendment.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

The Purchaser:

PACIFIC SPECIAL ACQUISITION CORP.

By:	/s/ Yaqi Feng
	Name:	Yaqi Feng
	Title:	COO

The Purchaser Representative:

ZHENGQI INTERNATIONAL HOLDING LIMITED, solely in its capacity as the Purchaser Representative

By:	/s/ Zhouhong Peng
	Name:	Zhouhong Peng, for and on behalf of Zhengqi International Holding Limited
	Title:	Director

The Company:

BORQS INTERNATIONAL HOLDING CORP

By:	/s/ Pat Chan
	Name:	Pat Chan
	Title:	Chief Executive Officer

The Seller Representative:

/s/ Zhengdong Zou
Zhengdong Zou, solely in its capacity as the Seller Representative

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